Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SCHOLAR ROCK HOLDING CORPORATION

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Scholar Rock Holding Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1.The Corporation was originally incorporated on December 18, 2017 and an Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 22, 2017 (the “Charter”). Pursuant to Section 242 of the DGCL, this Certificate of Amendment (this “Amendment”) amends certain provisions of the Charter.
2.This Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.
3.The Charter is hereby amended to amend the first paragraph of Article IV to be read in its entirety as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred and Ten Million (310,000,000), of which (i) Three Hundred Million (300,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) Ten Million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

4.The Charter is hereby amended by adding a new Article X to read in its entirety as follows:

“ARTICLE X

Officer Limitation of Liability

1.	Officers. To the fullest extent permitted by the DGCL, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to

ACTIVE/130321440.2

the fullest extent permitted by the DGCL, as so amended. For purposes of this Article X, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).
2.	Amendment or Modification. Any amendment, repeal or modification of this Article X by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as an Officer at the time of such amendment, repeal or modification.”

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the Corporation on this 27th day of June, 2024.

Scholar Rock Holding Corporation

By: /s/ Jay Backstrom

Name: Jay Backstrom

Title: President & Chief Executive Officer